Via Facsimile and U.S. Mail
Mail Stop 6010

June 14, 2006

Mr. Arthur P. Bedrosian
President and Chief Executive Officer
Lannett Company, Inc.
9000 State Road
Philadelphia, PA 19136

      Re: **Lannett Company, Inc.**
            Form 10-K for Fiscal Year Ended June 30, 2005
            Forms 10-Q for the Fiscal Quarters Ended
            September 30, 2005, December 31, 2005 and March 31, 2006
            File No. 1-31298

Dear Mr. Bedrosian:

We have reviewed your June 1, 2006 response to our April 21, 2006 comment letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with more information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 30, 2005

Management's Discussion and Analysis

Critical Accounting Estimates, page 28

1.   We acknowledge your responses to our previous comments one and two. Please address the following additional comments:

      a.   Please revise your proposed disclosures to quantify the significant over or under accruals you identify. Although you identify these differences, your disclosed table does not necessarily communicate this information because it only identifies credits processed that relate to prior years; it does not specifically identify the change in estimate recorded in the current period related to prior years' revenues. Or said another way, how much of the additional reserves charged to net sales during fiscal 2006 relates to revenues recorded in 2005 or earlier.

b.   Please refer to your proposed revised tabular presentation of revenue reserves for your December 31, 2005 Form 10-Q/A. Please explain to us why the totals of the credits issued in your revised table for each individual reserve do not equal the single amounts presented in your December 31, 2005 Form 10-Q as originally filed. Also, the amounts of additional reserves for each individual reserve do not equal the amounts in your original Form 10-Q. For example, the fiscal 2006 additional reserve for chargebacks is listed as $12,273,749 in your response while the Form 10-Q as originally filed indicates that the amount is $10,756,058.

c.   Based on the rollforward of revenue reserves you provided in your response for the six months ended December 31, 2005 and the rollforward provided in your March 31, 2006 Form 10-Q, it appears that your rebates reserve for your second fiscal quarter of 2006 dropped to approximately -0.3% of gross revenue from approximately 7.2% in the first fiscal quarter and rose back to approximately 9.6% in the third fiscal quarter. It also appears that chargebacks for the first fiscal quarter of 2006 were approximately 24.9% of gross revenues and subsequently increased to approximately 31.4% and 32.2% in the second and third fiscal quarters, respectively. Please revise your MD&A disclosures in your second and third quarter Forms 10-Q to address these fluctuations. Please note that if the totals presented in the table identified in part b. above in your December 31, 2005 Form 10-Q are correct, please explain the significant increase in chargebacks recorded in the third fiscal quarter of 2006 as a percentage of gross revenues.

d.   Please delete the duplicate sentence in your draft response to comment one for the December 31, 2005 Form 10-Q/A. It appears that the last sentence of the first paragraph following the table is exactly the same as the first sentence of the second paragraph following the table.

2.   We acknowledge your response to our previous comment three. Please explain to us how the apparent over and under accruals identified in part a. to the first comment do not impair your ability to recognize revenue upon shipment. It appears that the significant over accrual of chargebacks at June 30, 2004 of approximately $1.5 million, or 23.4% of the original estimate, and the significant under accrual of rebates at June 30, 2005 of at least $422,000, or 41.0% of the original estimate, could raise into question your implied assertion that the sales price is substantially fixed or determinable at the date of sale as required by paragraph 6a of SFAS 48.

Results of Operations – Fiscal 2004 Compared to Fiscal 2003, page 36

3.   We acknowledge your response to our previous comment four. As previously requested, please revise your proposed disclosure to also address the volume and price mix of changes in revenue recognized for fiscal 2004 versus fiscal 2003.

Contractual Obligations

4.   Please revise either your proposed disclosure in response to our previous comment five or your liquidity discussion to discuss the impact of the Jerome Stevens Pharmaceuticals, Inc. commitment on your overall liquidity. In this regard, please discuss the minimum purchase obligation and the impact on your operations and cash flow if you are not able to sell the minimum.

Financial Statements

Note 20: Quarterly Financial Information (Unaudited), page 91

5.   We acknowledge your response to our previous comment seven. Please address the following additional comments related to Levothyroxine Sodium tablets:

    a.   In your response to previous part a., you indicate that a wholesaler contacted you in March 2005 regarding a likely return of a significant amount of product. Please explain to us why you did not apparently include a provision for this expected return in your March 2005 financial statements or why you did not apparently discuss the impact of this expected return in your March 31, 2005 Form 10-Q MD&A.

    b.   In your response to previous part c., you indicate that only after implementing several unsuccessful promotional programs did you realize that full inventory levels may not be distributed to ultimate customers. Please tell us the dates of each of your promotional programs and, for each, when you realized that it would not be successful. As previously requested, please provide to us your analyses of your inventory recoverability of this product as of the end of each quarter beginning with the first quarter of 2004. In these analyses, please include the total amount of product you shipped directly to all wholesalers and other customer in each quarter, the estimated prescriptions for your product each quarter, the quantity of inventory on hand at the end of each of those quarters, and the average remaining shelf life of the product on hand.

    c.   Also in your response to previous part c., you indicate that you reduced your inventory obsolescence reserve from $4.0 million to $2.0 million. Please explain to us why this apparent $2.0 million reduction in reserves is only disclosed as a $470,000 reduction on page 31 of your December 31, 2005 Form 10-Q. Further, please tell us how reducing the obsolescence reserve complies with SAB Topic 5:BB and Chapter 4 of ARB 43 that precludes subsequently marking up inventory.

d. We acknowledge your statement in response to previous part d. that you believe that reasonable estimates of returns may be made without the formal use of market data regarding prescriptions. Please explain to us how your estimates of returns for Levothyroxine Sodium tablets were both reasonable and reliable given that this is a new product and you therefore have no history upon which to base your estimates. Please see Questions 1, 2 and 4 of SAB 13.A.4(b) and paragraphs 6f and 8 of SFAS 48.

Form 10-Q for the quarter ended March 31, 2006

Management's Discussion and Analysis

Results of Operations—Nine months ended March 31, 2006 compared with the nine months ended March 31, 2005, page 31

6. We acknowledge your response to our previous comment 11 and the disclosure you added on page 33. Please address the following additional comments:

a. Please explain to us why the gross revenue figures provided in your response do not reconcile to the total of net revenues plus revenue reserve charged during the period. For example, we would expect gross revenue for the three months ended September 30, 2005 to be $20,715,000, comprised of net revenues of $13,642,000 plus revenue reserves charged during the quarter of $7,703,000; however, you report gross revenues of $21,107,000 in your response.

b. Although the basis of days sales outstanding you have chosen to present in your March 31, 2006 Form 10-Q provides information regarding your overall liquidity related to the revenue cycle, we continue to believe that the inclusion of revenue reserves masks the effectiveness of your collection activities. We believe your discussion should separately address the effect on liquidity of collections versus credit processing. Based on our computations, it appears that your days sales outstanding as of March 31, 2006 on a gross basis have deteriorated to approximately 77 days. It appears that there is a deteriorating trend in collections since June 30, 2005. Please revise your MD&A disclosures in your fiscal 2005 Form 10-K and your fiscal 2006 Forms 10-Q to discuss the apparent deteriorating trends in collections as well as the impact of credit processing on your liquidity and future operations.

As appropriate, please amend your Form 10-K for the year ended June 30, 2005 and your Forms 10-Q for the quarters ended September 30, 2005, December 31, 2005 and March 31, 2006 and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have any questions, please contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Kevin Woody, Branch Chief, at (202) 551-3629. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant